Filed pursuant to Rule 425
                                                    Filing company: Genesys S.A.
                                             Subject company: Vialog Corporation
                                               Commission File Number: 333-55392



                               Vialog Acquisition:
        The Board of Directors of Genesys SA decides that the dilution of its shareholding will not exceed 26.5%



Montpellier, France - March 8, 2001 - The Board of Directors of Genesys SA met at 10:00 a.m. on March 8, 2001 to consider the potential dilution that could result from the acquisition of Vialog Corporation (AMEX : VX) under the terms of the merger agreement signed in October 2000.

The merger agreement provides that, in determining the share exchange ratio, if the weighted average Genesys share price* during a 10 trading day determination period is less than or equal to USD 33.6356 (approximately C 36), the exchange ratio will remain fixed at 0.6703 Genesys ADSs for each Vialog share, resulting in a maximum potential dilution of approximately 26.5 %. If the average Genesys price is below this level, the Board of Vialog will have the right to terminate the merger agreement by notice to Genesys two trading days before Vialog's shareholder meeting.

Taking into account the information available to it, current market conditions and the financial results recently published by the two companies, the Board of Genesys determined that the maximum dilution rate of 26.5% represents an equitable exchange ratio, reflecting the respective contributions of the two companies to the new group. The Board believes that this exchange ratio is also in the interest of the shareholders of Genesys.

As a result, the Board of Genesys has decided, based on current conditions, not to exercise its right to adjust the exchange ratio if the Board of Vialog were to decide to exercise its right to terminate the merger agreement. The exchange ratio will thus under current conditions be fixed as set forth above, at a maximum of 0.6703 ADSs for each Vialog share, resulting in a maximum dilution rate of 26.5 %.

The capital increase relating to the Vialog acquisition will be submitted for approval by the shareholders of Genesys on March 23, 2001. The shareholders meeting of Vialog has also been called for March 23, 2001.

The Board of Genesys reaffirms its recommendation in favor of the acquisition of Vialog and confirms the strategic interest of this alliance.


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* The volume-weighted average of the closing prices of the parent shares on the
Nouveau Marche of the 10 consecutive trading days ending on the second trading day prior to the day of the Special Meeting.


About Genesys Conferencing:
Founded en 1986, Genesys Conferencing is the world's leading independent conferencing specialist : audio conference, data conference, video conference and webstreaming. Working in a rapidly growing market and enjoying unique world-wide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 16 countries throughout Europe, Asia Pacific and the United States. Genesys Conferecing is listed on the Nouveau Marche in Paris (Euroclear code: 3955).


GENESYS CONFERENCING
----------------------------------------------------------------

Marine BRUN                                 Florence CATEL
Shareholder and Investor Relations          Press Relations
Tel : + 33 4 67 06 75 17                    Tel : + 33 4 67 06 27 49
investor@genesys.com                        florence.catel@genesys.com

US SEC Filings
Genesys has filed a registration statement on Form F-4 (No. 333-55392) with the United States Securities and Exchange Commission. The Form F-4 contains a proxy statement / prospectus relating to the Vialog special meeting and other related documents. Vialog plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus contain important information about Genesys, Vialog, the Vialog transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction carefully before they make any decision with respect to the Vialog transaction. A copy of the merger agreement with respect to the Vialog transaction has been filed by Vialog as an exhibit to its Form 8-K dated October 2, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction are available free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Vialog transaction will be made available to investors free of charge by calling or writing to:

Genesys S.A.
Pierre Schwich
Chief Financial Officer
4 Rue Jules Ferry, BP 1145
34008 Montpellier, Cedex 1, France
Phone: 33 4 67 06 27 55
Email: pierre.schwich@genesys.com


Vialog Corporation
Michael E. Savage
Chief Financial Officer
32 Crosby Drive
Bedford, MA 01730
Phone: 781-761-6200
Email: msavage@vialog.com

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction, Vialog is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.


Forward-Looking Statements
This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.